Exhibit 16.1

June 14, 2013

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for E2open, Inc. and, under the date of April 30, 2013, we reported on the consolidated financial statements of E2open, Inc. as of and for the years ended February 28, 2013 and February 29, 2012. Our report refers to a change in the method of classifying payments made for deferred initial public offering costs and a change in the method of accounting for revenue arrangements with multiple deliverables. On June 13, 2013, we resigned. We have read E2open, Inc.’s statements included under Item 4.01 of its Form 8-K dated June 14, 2013, and we agree with such statements, except that we are not in a position to agree or disagree with E2open, Inc.’s statements in Item 4.01(b)

Very truly yours,

/s/ KPMG LLP